

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

May 10, 2019

<u>VIA EMAIL</u>

Joshua Deringer
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

Re: <u>Variant Alternative Income Fund and Variant Investments, LLC; File No. 812-14922</u>

Dear Mr. Deringer:

By form APP-WD filed with the Securities and Exchange Commission on August 21, 2018, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Andrea Ottomanelli Magovern

Andrea Ottomanelli Magovern
Branch Chief

cc: Asen Parachkevov, U.S. Securities and Exchange Commission